November 20, 2024

John Johnson
Chief Financial Officer
Evolent Health, Inc.
1812 N. Moore Street
Suite 1705
Arlington, VA 22209

        Re: Evolent Health, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-37415
Dear John Johnson:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services